Hume, Kieran Inc.
Investor Relations Counsel

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

02034849

File No: 82-4478

02 JUN 12 AM 11:41

SUPPL

Thursday, June 6, 2002

Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington, DC 20549
U.S.A.

Dear Mr. Dudek:

Herewith a June 6, 2002 release from Canadian Western Bank, to be filed as required by Rule 12g3-2(b):
CANADIAN WESTERN BANK REPORTS 2nd QUARTER; CREDIT QUALITY STRONG AND LOW LOAN LOSSES CONTINUE; LOW INTEREST RATES SLOW REVENUE GROWTH TEMPORARILY; ANNOUNCES SEMI ANNUAL DIVIDEND

With Regards,

Brenda Orser.

Brenda Orser
Associate

CC: Tracey Ball, Sr. Vice President & CFO and Diane Davies, Sr. AVP & Chief Accountant

Attachment (12 pages)

dw 6/17

CANADIAN WESTERN BANK 02 JUN 12 AM 11:41

For Immediate Release: Thursday, June 6, 2002

CANADIAN WESTERN BANK REPORTS 2nd QUARTER; CREDIT QUALITY STRONG AND LOW LOAN LOSSES CONTINUE; LOW INTEREST RATES SLOW REVENUE GROWTH TEMPORARILY; ANNOUNCES SEMI-ANNUAL DIVIDEND

Edmonton, June 6 – Canadian Western Bank (TSX:CWB) today announced results for the second quarter ended April 30, 2002.

Net income of $6.43 million and diluted earnings per share of $0.47 were reported for its second quarter of 2002, compared with net income of $7.08 million and diluted earnings per share of $0.54 in the second quarter of last year. Return on equity and return on assets were 10.1% and 0.76% respectively, compared with 13.8% and 0.91% last year.

The Board of Directors declared a semi-annual dividend of $0.20 per common share, payable on July 3, 2002 to shareholders of record as of June 20, 2002.

Second quarter 2002 financial highlights compared with the same period a year ago

- Reported net income was $6.43 million compared with $7.08 million, a decrease of 9%.
- Diluted earnings per share were $0.47 ($0.51 basic) compared with $0.54 ($0.61 basic) a year ago. Outstanding shares have increased year over year primarily as a result of the equity issue in April 2001.
- The negative effect of the low interest rate environment, particularly the decline in short-term rates, together with a steep yield curve, has continued to significantly squeeze net interest margin. The margin on a taxable equivalent basis[1] ("teb") was 2.47% this quarter compared with 2.58% in the first quarter and 2.68% for the second quarter last year.
- Credit quality remained strong. The provision for credit losses was 0.26% of average loans in the second quarter compared with 0.23% one year ago.
- The efficiency ratio (teb) increased to 54.5% this quarter from 52.1% for the second quarter last year and reflects slower revenue growth resulting from the reduced net interest margin. For the six months ended April 30, 2002 the ratio was 51.5% compared with 51.2% for the same period last year. This ratio continues to outperform the Canadian banking industry by a wide margin.
- The estimated annual effective tax rate has been reduced from the first quarter estimate, to reflect the benefit from successful tax refilings of prior years, to approximately 35 - 36% this year (37 - 39% teb) and compares with 33% last year (excluding the $1.25 million unusual income tax expense)[2].
- Assets increased to $3.55 billion compared with $3.19 billion in the comparable quarter last year, an increase of 11%.

Larry Pollock, President and CEO, said the second quarter results were very positive especially in light of the low interest rate environment that has prevailed so far this year. He noted that very low rates have slowed

...2

[1] Taxable equivalent basis (teb) is defined on page 5 of this report.
[2] The unusual tax expense in fiscal 2001 related to the write-down of future income tax assets to reflect reductions in future income tax rates as further explained on page 5.

revenue growth by compressing overall interest spreads while expense growth remains stable. He cited continued focus on the Bank's business plan, vigorous new loan growth, a disciplined credit culture and the ability to maintain excellent productivity as major factors in the achievement of positive results in a difficult environment. He noted that the 25 basis points hike in interest rates that occurred late in the quarter will have a positive effect on results in the next quarter as will the additional 25 basis points increase that occurred earlier this week.

Mr. Pollock said that the Bank's low loan loss experience, now only about a quarter of the industry average, reflects its long standing strategy to adhere to a policy of asset based lending. He noted that economic activity continues briskly throughout most of western Canada and that this business buoyancy has permitted some of the Bank's customers to repay loans more rapidly than originally anticipated. While this, fundamentally, is highly positive for the Bank in terms of credit quality, it also tends to slow the rate of loan growth, he said.

Canadian Western Trust

Canadian Western Trust's fee income from trust services for the quarter ended April 30, 2002 increased 45% or $253,000 from the same period one year ago. The increase reflects growth of 16% in self-directed RRSP and RRIF accounts and a 24% increase in assets under administration from one year ago. The recent diversification of services to include a corporate and group business line, the partnering with national record keeping companies and the market penetration associated with its western based location, all continue to contribute to the growth in fees and number of self-directed accounts. In addition to trust services fees, the trust activities also generate significant lower cost deposit balances on which an attractive spread is earned.

Low Loan Losses

With respect to loan loss experience, CWB results were significantly different in comparison with other Canadian banks. CWB's annual provision for 2002 is currently estimated at 0.26% of average loans which is consistent with the five year loan loss average of 0.22%. The provisioning rate of the other Canadian banks has averaged almost four times higher in the first six months of fiscal 2002. The Bank has no material exposure outside of Canada or in the telecommunications or high-tech sectors so it was not affected by any of the recent high profile corporate failures. These results underscore the continued focus on a disciplined credit culture.

Recent Branch Expansion is Producing Positive Results

The growth and expansion of the branch network in 2001 has yielded the anticipated positive results. Branch generated retail deposits have grown a notable 18% year over year with an improved component of lower cost demand and notice deposits in the mix. With the acquisition of the assets and liabilities from two branches of Laurentian Bank in 2001, CWB's mutual fund business has expanded and market presence has increased in Regina and Kelowna.

...3

Overall Performance and Outlook

CWB entered fiscal 2002 with a proven business plan focused on growing its core business in a cost effective manner and maintaining a clean balance sheet with strong underlying credit quality. The sharp decline in short-term interest rates which began in the fall of 2001 and continued into fiscal 2002 has had a considerable negative effect on growth in net interest income this year. However, the significant challenge posed by the interest rate environment together with the impact from a higher effective tax rate has not altered the underlying strength of the core operations nor the focus of the business plan.

Overall, the economy is performing well in western Canada. CWB is seeing good loan generation and its credit quality is strong as evidenced by its low loan loss ratio, especially when compared with the Canadian banking industry. Recent increases in interest rates will be reflected in improved margins and with its strong capital position, the Bank has the flexibility to pursue growth opportunities as they arise. CWB's "Think Western" culture continues to set it apart from competitors and remains key to its success.

Management's Analysis of Operations and Financial Condition (MD&A) for the quarter is included on the following pages. A more complete discussion of the Bank's business and strategies can be found in the MD&A in the Bank's 2001 Annual Report. We also encourage you to visit the Bank's website (www.cwbank.com) for access to other quarterly financial information.

Q2 Conference Call

CWB conference call (listen only mode):
Friday, June 7 at 11:00am EDT (9:00am mountain time); 416-640-4127
or toll-free 1-888-881-4892; broadcast live on the Bank's website, www.cwbank.com.
The webcast will be archived for 60 days.
Phone replay numbers, archived for two weeks,
(available from Friday, June 7, 1:00pm EDT to Friday, June 21, 12:00 midnight EDT) are:
416-640-1917 or toll-free 1-877-289-8525; passcode is 184284#

Canadian Western Bank has 27 branch locations and is the only Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing.

The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". This release is available at http://www.cwbank.com.

From time to time we make written and verbal forward-looking statements about the objectives and strategies, operations and financial results of Canadian Western Bank. These may be included in the Annual Report, filings with regulators, reports to shareholders and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond our control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank (780) 423-8888

Jon W. Kieran Investor Relations
Hume, Kieran Inc. (416) 868-1079

If you would prefer to receive press releases via email please contact Brenda Orser (brenda@humekieran.com)

FINANCIAL HIGHLIGHTS

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2002	 January 31 2002	 April 30 2001	% change from April 30 2001	For the six months ended April 30 2002	 April 30 2001	% change from April 30 2001
Results of operations (teb) - Reported							
Net interest income	**$ 20,677**	$ 21,994	$ 20,487	0.9 %	**$ 42,671**	$ 41,643	2.5 %
Total revenues	**25,809**	27,908	25,185	2.5	**53,717**	50,768	5.8
Net income before provision for income taxes	**9,807**	12,379	10,547	(7.0)	**22,186**	21,745	2.0
Provision for income taxes	**3,382**	4,983	3,464	(2.4)	**8,365**	8,140	2.8
Net income	**6,425**	7,396	7,083	(9.3)	**13,821**	13,605	1.6
Return on common shareholders' equity	**10.10%**	11.50%	13.75%	(26.5)	**10.80%**	13.39%	(19.3)
Return on average total assets	**0.76%**	0.85%	0.91%	(16.5)	**0.81%**	0.88%	(8.0)
Earnings per common share							
Basic	**$ 0.51**	$ 0.59	$ 0.61	(16.4)	**$ 1.10**	$ 1.19	(7.6)
Diluted	**0.47**	0.53	0.54	(13.0)	**1.00**	1.06	(5.7)
Efficiency ratio	**54.5%**	48.7%	52.1%	4.6	**51.5%**	51.2%	0.6
Results of operations (teb) - Excluding unusual items (see explanation below)							
Net interest income	**$ 20,677**	$ 21,994	$ 20,487	0.9 %	**$ 42,671**	$ 41,643	2.5 %
Total revenues	**25,809**	27,908	25,185	2.5	**53,717**	50,768	5.8
Net income before provision for income taxes	**9,807**	12,379	10,547	(7.0)	**22,186**	21,745	2.0
Provision for income taxes	**3,382**	4,983	3,464	(2.4)	**8,365**	7,140	17.2
Net income from operations	**6,425**	7,396	7,083	(9.3)	**13,821**	14,605	(5.4)
Return on common shareholders' equity	**10.10%**	11.50%	13.64%	(26.0)	**10.80%**	14.29%	(24.4)
Return on average total assets	**0.76%**	0.85%	0.91%	(16.5)	**0.81%**	0.94%	(13.8)
Earnings per common share							
Basic	**$ 0.51**	$ 0.59	$ 0.61	(16.4)	**$ 1.10**	$ 1.27	(13.4)
Diluted	**0.47**	0.53	0.54	(13.0)	**1.00**	1.14	(12.3)
Efficiency ratio	**54.5%**	48.7%	52.1%	4.6	**51.5%**	51.2%	0.6
Per Common Share							
Dividends	**$ 0.00**	$ 0.20	$ 0.00	0.0 %	**$ 0.20**	$ 0.18	11.1 %
Book value	**20.93**	20.44	18.99	10.2	**20.93**	18.99	10.2
Closing market value	**27.60**	29.00	23.75	16.2	**27.60**	23.75	16.2
Common shares outstanding (thousands)	**12,638**	12,615	12,459	1.4	**12,638**	12,459	1.4
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 3,553,615**	$ 3,452,641	$ 3,190,760	11.4 %			
Loans	**2,986,363**	2,944,796	2,679,076	11.5			
Deposits	**3,172,148**	3,059,948	2,820,876	12.5			
Debentures	**62,126**	67,126	67,126	(7.4)			
Shareholders' equity	**264,527**	257,809	236,638	11.8			
Assets under administration	**1,035,156**	963,000	833,716	24.2			
Capital Adequacy							
Tier 1 ratio	**9.1%**	9.1%	9.1%	0.0 %			
Total ratio	**12.0%**	12.2%	12.5%	(4.0)			

Taxable Equivalent Basis (teb)
Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the Interim Consolidated Statement of Income) includes tax-exempt income on certain securites. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The taxable equivalent basis includes an adjustment that increases interest income and the provision for income taxes by an amount that adjusts the income on the tax-exempt securities to what income would have been had it been taxed at the statutory rate. Prior to fiscal 2002, tax-exempt security income was insignificant and no taxable equivalent adjustments were made.

Unusual Items
Net income from operations excludes unusual items relating to non-cash income tax expense which relate to the write-down of future income tax assets to reflect reductions in future income tax rates. There were no unusual items to date in fiscal 2002. In fiscal 2001 there was unusual tax expense of $1 million in the first quarter. Management follows the banking industry practice of performing year-over-year comparisons on net income adjusted to exclude unusual items and on reported net income calculated in accordance with generally accepted accounting principles (GAAP). Readers are cautioned that net income from operations does not have a standardized meaning under GAAP and may not be comparable to similar terms used by other companies.

Earnings per Share
Diluted earnings per share for fiscal 2001 have been restated to reflect the required implementation of the new accounting standard on Earnings per Share (see note 2 on page 12 of this report).

Advisory

From time to time we make written and verbal forward-looking statements about the objectives and strategies, operations and financial results of Canadian Western Bank. These may be included in the Annual Report, filings with regulators, reports to shareholders and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements.

MANAGEMENT'S ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Management's analysis of operations and financial condition ("MD&A") should be read in conjunction with the Interim Unaudited Consolidated Financial Statements for the period ended April 30, 2002, included herein, and the Audited Consolidated Financial Statements and MD&A for the year ended October 31, 2001 included in the 2001 Annual Report on pages 31 through 69. Except as discussed below, all other factors discussed and referred to in the MD&A included in the 2001 Annual Report remain substantially unchanged.

OVERVIEW

In evaluating the Bank's performance, management analyzes reported net income (as reported in the Consolidated Statement of Income) as well as net income from operations which is adjusted to exclude unusual items (as described in more detail on page 31 of the MD&A in the 2001 Annual Report). There were no unusual items in the first two quarters of 2002. Net income from operations in the first quarter of 2001 excludes non-cash tax expense of $1 million related to the write-down of future income tax assets to reflect reductions in future tax rates.

Reported net income for the second quarter of 2002 was $6.43 million, a decrease of 9% compared to $7.08 million for the same quarter last year. Diluted earnings per share were $0.47 ($0.51 basic) this quarter compared to $0.54 ($0.61 basic) a year ago. Return on shareholders' equity and return on assets were 10.10% and 0.76% respectively, compared to 13.75% and 0.91% last year. This is the last quarter that the equity issue in April 2001 will affect comparatives of the earnings per share and return on equity to prior year quarters.

Reported net income for the six months ended April 30, 2002 was $13.82 million, an increase of 2% compared to $13.61 million for the same period last year. Diluted earnings per share were $1.00 ($1.10 basic) this year compared to $1.06 ($1.19 basic) a year ago. Return on shareholders' equity and return on assets were 10.80% and 0.81% respectively, compared to 13.39% and 0.88% last year.

Net income from operations for the six months ended April 30, 2002 was $13.82 million, a decrease of 5% compared to $14.61 million one year ago. This comparison reflects the impact of the increased effective income tax rate for fiscal 2002, without regard to the $1.0 million unusual income tax expense recorded in the first quarter of 2001. The related diluted earnings per share were $1.00 ($1.10 basic) compared to $1.14 ($1.27 basic) last year. Return on shareholders' equity and return on assets were 10.80% and 0.81% respectively, compared to 14.29% and 0.94% last year.

NET INTEREST INCOME

Continued strong loan generation is reflected in the increase of 11% in average interest earning assets from one year ago. Despite this growth in assets, net interest income (teb) increased only 1% over the same quarter last year due to the negative effect of the record low interest rate environment, particularly the decline in short-term rates and the resulting steep yield curve, which has squeezed the net interest margin. The margin was 2.47% this quarter compared to 2.58% last quarter and 2.68% one year earlier.

The Bank's asset/liability structure results in assets, particularly short-term assets, being sensitive to changes in interest rates. The impact of the sharp reduction in short-term interest rates on this sensitivity accounted for approximately 15 basis points of the reduction in net interest margin from one year ago. Part of the reduction in margin was offset by the realization of security gains which are included in other income. The resulting reinvestment along with the fall in interest rates contributed to the reduction in the yield on the investment portfolio to 3.68% for the second quarter from 4.34% in the previous quarter and 5.48% one year ago.

In addition, the cost of funding prime based loans, for which customers demonstrated a greater preference due to record low rates and the steep yield curve, did not decrease proportionately to the drop in prime. This is because the cost of demand and notice accounts reached an interest rate floor and there was greater reliance on more costly short-term funding related to the growth in prime based loans. By comparison, the spread on fixed rate loans for the second quarter was relatively consistent with one year ago.

Recent increases in short-term interest rates will result in improved margins going forward. In addition , the cost of demand and notice accounts is not expected to rise as quickly as the yield on floating rate assets.

CREDIT QUALITY

Credit quality remained strong. Net impaired loans as a percentage of total loans improved to 0.10% this quarter, compared to 0.12% at the end of the previous quarter and 0.18% one year ago. The allowance for credit losses at April 30, 2002 totalled $29.4 million. Of this amount, $7.2 million was allocated to specific provisions, compared with $7.3 million in the previous quarter. The general allowance was $22.2 million, up slightly from $22.1 million at January 31, 2002. Relative to risk-weighted assets, the general allowance was 0.76% compared with 0.78% for the previous quarter and 0.81% one year ago.

The provision for credit losses for the second quarter was $1.94 million, consistent with the previous quarter and compared to $1.52 million in each of the four quarters last year. The increase in the provision from last year reflects expected growth in the loan portfolio. The annual provision for credit losses is projected to be approximately 26 basis points of average loans, compared to 23 basis points last year. The specific provision for credit losses (i.e. excluding the increase in the general allowance for credit risk) was 22 basis points of average loans on an annualized basis. This level of provisioning is consistent with initial expectations for the year and compares very favourably with the Canadian banking industry average which is almost four times greater for the first six months of fiscal 2002.

OTHER INCOME

Other income was $5.1 million, an increase of 9% over the same quarter last year. The increase in the "other" caption includes net gains on securities sales of $548,000 this quarter and $1.8 million year to date compared to $426,000 and $775,000 respectively for the same periods last year. Gains in the fixed income securities portfolio arose from the reductions in market interest rates and have been realized to offset the effect of the decline in net interest margin.

Trustee fees have been a strong growth area this year and have increased $253,000 or 45% compared to the same quarter last year. This growth reflects the success of the recent expansion of services and underscores that there is a strong niche for a western based trust company.

NON-INTEREST EXPENSES

Non-interest expenses were $14.1 million, an increase of $953,000 or 7%, over the same quarter last year. The increase primarily reflects the expansion of operations as 2001 new branch initiatives are fully included in 2002. The efficiency ratio increased to 54.5% from 48.7% in the first quarter and 52.1% for the second quarter one year ago. The increase in this rate primarily reflects the impact of lower net interest income growth due to narrower spreads and compared to the previous quarter the decrease also reflects three fewer days. The efficiency ratio for the six months ended April 30, 2002 of 51.5% is consistent with 51.2% for the same period last year.

INCOME TAXES

During the quarter confirmation was received that prior year tax refilings were successful (which effectively increased unclaimed tax deductions in those years) and as a result the estimated effective annual tax rate has been lowered from the first quarter estimate to reflect the benefit. It is estimated at approximately 35-36% (37-39% teb) which compares to an effective rate of 33% in fiscal 2001.

BALANCE SHEET

Total assets grew 11% from one year ago to reach $3,554 million while total loans increased 12% over the same period to $2,986 million. Loan growth, excluding securities purchased under resale agreements was $42 million or 1% during the quarter. New loan generation for the quarter was strong at approximately $296 million but the growth was offset by some large payouts primarily related to capital financings in the oil and gas sector. Branch-generated deposits of $1,707 million increased 18% compared to April 30, 2001 balances while lower cost notice and demand deposits showed a substantial increase of 27% from one year ago. There are no intangibles or goodwill recorded in the balance sheet.

Off-balance sheet assets include trust assets under administration which went through the $1 billion mark this quarter to $1,035 million, up 24% from one year ago and 7% from the previous quarter. Other off-balance sheet items relate to industry standard credit instruments (guarantees and standby letters of credit and commitments to extend credit) and financial instruments (primarily interest rate swaps) used to reduce the risk from changing market prices. More detailed information on the nature of these off-balance sheet financial instruments is provided in Notes 12(a) and 16 of the 2001 Annual Report. The Bank does not have any special purpose entities.

CAPITAL FUNDS

Capital funds, consisting of subordinated debentures and shareholders' equity, reached $327 million at April 30, 2002, compared to $325 million last quarter and $304 million one year ago. Retained earnings, net of

dividends, and proceeds from the exercise of options accounted for the increase in capital funds year over year and were offset by the redemption of a conventional subordinated debenture at its face value of $5 million in the second quarter.

Book value at April 30, 2002 was $20.93 per share compared to $18.99 one year ago. The capital adequacy ratio, the ratio of regulatory capital to risk-weighted assets, was strong with a Tier 1 component of 9.1% and a total ratio of 12.0%. The comparative percentages were 9.1% and 12.2%, respectively, at January 31, 2002 and 9.1% and 12.5% one year ago. The Tier 1 capital is of the highest quality, comprised entirely of common share capital and retained earnings. The level of capital currently held allows the flexibility to pursue growth opportunities as they arise and with the high ratio of Tier 1 capital significant new growth can be financed by issuing Tier 2 capital only.

YEAR TO DATE PERFORMANCE COMPARED TO TARGETS

The performance targets established for this fiscal year are presented in the table below together with the actual financial performance for the first six months of fiscal 2002 on an annualized basis. For the growth targets, performance is also shown for six months year-to-date in fiscal 2002 compared to six months year-to-date for the prior year.

The record low interest rate environment has significantly affected this year's financial results and the targets for growth in income and revenue will be more difficult to reach even with the anticipated improvement in the net interest margin from expected increases in short-term interest rates. The remaining targets continue to provide an excellent challenge and are focused on core strengths.

	2002 Target	**Performance to April 2002 annualized**	**Performance Q1 & 2 2002 versus Q1 & 2 2001**
Net income before tax (teb) growth	12%	(5%)	2%
Net income growth	5%	(8%)	2%
Total revenue (teb) growth			
Excluding gains on security sales	12%	1%	4%
Including gains on security sales		2%	6%
Loan growth	14%	7%	12%
Credit losses	0.25% or less	0.26%	
Efficiency ratio (teb)	50% or less	51.5%	
Return on assets	0.90% or greater	0.81%	

INTERIM CONSOLIDATED STATEMENT OF INCOME

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2002	 January 31 2002	 April 30 2001	% change from April 30 2001	For the six months ended April 30 2002	 April 30 2001	% change from April 30 2001
Interest Income							
Loans	$ 45,223	$ 47,938	$ 51,840	(12.8)%	$ 93,161	$ 105,409	(11.6)%
Securities	2,276	3,193	3,243	(29.8)	5,469	7,084	(22.8)
Deposits with regulated financial institutions	789	1,014	2,738	(71.2)	1,803	5,069	(64.4)
	48,288	52,145	57,821	(16.5)	100,433	117,562	(14.6)
Interest Expense							
Deposits	27,261	29,604	36,360	(25.0)	56,865	73,941	(23.1)
Debentures	946	997	974	(2.9)	1,943	1,978	(1.8)
	28,207	30,601	37,334	(24.4)	58,808	75,919	(22.5)
Net Interest Income	20,081	21,544	20,487	(2.0)	41,625	41,643	(0.0)
Provision for credit losses	1,935	1,935	1,524	27.0	3,870	3,048	27.0
Net Interest Income after Provision for Credit Losses	18,146	19,609	18,963	(4.3)	37,755	38,595	(2.2)
Other Income							
Credit related	2,571	2,542	2,606	(1.3)	5,113	4,995	2.4
Retail services	917	940	805	13.9	1,857	1,630	13.9
Trust services	813	828	560	45.2	1,641	1,165	40.9
Other	831	1,604	727	14.3	2,435	1,335	82.4
	5,132	5,914	4,698	9.2	11,046	9,125	21.1
Net Interest and Other Income	23,278	25,523	23,661	(1.6)	48,801	47,720	2.3
Non-Interest Expenses							
Salaries and employee benefits	8,308	7,966	7,585	9.5	16,274	14,980	8.6
Premises and equipment	2,690	2,722	2,504	7.4	5,412	4,872	11.1
Other expenses	2,697	2,547	2,524	6.9	5,244	5,222	0.4
Provincial capital taxes	372	359	501	(25.7)	731	901	(18.9)
	14,067	13,594	13,114	7.3	27,661	25,975	6.5
Net Income before Provision for Income Taxes	9,211	11,929	10,547	(12.7)	21,140	21,745	(2.8)
Provision for income taxes (Note 3)	2,786	4,533	3,464	(19.6)	7,319	8,140	(10.1)
Net Income	$ 6,425	$ 7,396	$ 7,083	(9.3)%	$ 13,821	$ 13,605	1.6
Average number of common shares outstanding	12,625,266	12,584,053	11,693,612	8.0 %	12,604,317	11,467,260	9.9 %
Average number of diluted common shares (Note 2)	14,795,623	14,779,130	13,916,139	6.3 %	14,792,833	13,728,654	7.8 %
Earnings per Common Share							
Basic	$ 0.51	$ 0.59	$ 0.61	(16.4)%	$ 1.10	$ 1.19	(7.6)%
Diluted (Note 2)	$ 0.47	$ 0.53	$ 0.54	(13.0)%	$ 1.00	$ 1.06	(5.7)%

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

(unaudited) ($ thousands)	As at April 30, 2002	As at January 31, 2002	As at October 31, 2001	As at April 30, 2001	% change from April 30, 2001
Cash Resources					
Cash	**$ 2,035**	$ 1,810	$ 1,945	$ 1,858	9.5 %
Deposits with regulated financial institutions	**173,252**	144,446	190,978	194,220	(10.8)
Cheques and other items in transit, net	**25,039**	57,687	39,885	29,908	(16.3)
	200,326	203,943	232,808	225,986	(11.4)
Securities					
Issued or guaranteed by Canada	**142,081**	83,520	118,549	90,652	56.7
Issued or guaranteed by a province	**86,421**	95,606	117,034	107,896	(19.9)
Other securities	**90,374**	76,479	32,837	37,388	141.7
	318,876	255,605	268,420	235,936	35.2
Loans (net of allowance for credit losses)					
Securities purchased under resale agreements	**53,499**	53,436	75,000	33,983	57.4
Residential mortgages	**564,096**	553,554	552,585	529,288	6.6
Other	**2,368,768**	2,337,806	2,255,051	2,115,805	12.0
	2,986,363	2,944,796	2,882,636	2,679,076	11.5
Other					
Land, buildings and equipment	**14,803**	15,582	16,014	14,780	0.2
Other assets	**33,247**	32,715	39,690	34,982	(5.0)
	48,050	48,297	55,704	49,762	(3.4)
Total Assets	**$ 3,553,615**	$ 3,452,641	$ 3,439,568	$ 3,190,760	11.4 %
Deposits					
Payable on demand	**$ 94,500**	$ 87,014	$ 78,562	$ 70,131	34.7 %
Payable after notice	**419,711**	414,623	370,566	335,037	25.3
Payable on a fixed date	**2,657,937**	2,558,311	2,593,179	2,415,708	10.0
	3,172,148	3,059,948	3,042,307	2,820,876	12.5
Other					
Other liabilities	**54,814**	67,758	77,873	66,120	(17.1)
Subordinated Debentures					
Conventional (Note 4)	**8,126**	13,126	13,126	13,126	(38.1)
Convertible	**54,000**	54,000	54,000	54,000	0.0
	62,126	67,126	67,126	67,126	(7.4)
Shareholders' Equity					
Capital stock	**144,904**	144,611	143,942	142,608	1.6
Retained earnings	**119,623**	113,198	108,320	94,030	27.2
	264,527	257,809	252,262	236,638	11.8
Total Liabilities and Shareholders' Equity	**$ 3,553,615**	$ 3,452,641	$ 3,439,568	$ 3,190,760	11.4 %

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited) ($ thousands)	For the six months ended April 30, 2002	April 30, 2001
Capital Stock		
Balance at beginning of period	**$ 143,942**	$ 111,342
Common shares issued:		
Exercise of employee stock options	**962**	1,841
Proceeds of equity issue	**-**	29,425
Balance at end of period	**144,904**	142,608
Retained Earnings		
Balance at beginning of period	**108,320**	83,253
Net income for the period	**13,821**	13,605
Dividends	**(2,518)**	(2,023)
Share issue costs, net of income taxes of $534	**-**	(805)
Balance at end of period	**119,623**	94,030
Total Shareholders' Equity	**$ 264,527**	$ 236,638

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited) ($ thousands)		For the three months ended April 30, 2002	April 30, 2001	For the six months ended April 30, 2002	April 30, 2001
Cash Flows Provided by (Used in) Operating Activities					
Net income		$ **6,425**	$ 7,083	$ **13,821**	$ 13,605
Adjustments to determine net cash flows:					
Provision for credit losses		**1,935**	1,524	**3,870**	3,048
Depreciation and amortization		**781**	853	**1,566**	1,704
Future income taxes, net		**37**	2,009	**737**	3,939
Gain on sale of securities, net		**(548)**	(426)	**(1,848)**	(775)
Accrued interest receivable and payable, net		**(11,534)**	(6,971)	**(7,854)**	(3,678)
Current income taxes payable, net		**(1,326)**	393	**(11,117)**	2,833
Other items, net		**(576)**	(1,029)	**1,694**	(3,287)
		(4,806)	3,436	**869**	17,389
Cash Flows Provided by (Used in) Financing Activities					
Deposits, net		**112,200**	35,576	**129,841**	93,067
Debenture redemption	(Note 4)	**(5,000)**	-	**(5,000)**	-
Dividends		**-**	-	**(2,518)**	(2,023)
Common shares issued, net of issue costs		**293**	28,759	**962**	29,927
		107,493	64,335	**123,285**	120,971
Cash Flows (Used in) Provided by Investing Activities					
Loans, net		**(43,502)**	(57,114)	**(107,597)**	(122,033)
Interest bearing deposits with regulated financial institutions, net		**(31,992)**	(5,202)	**32,832**	(19,356)
Securities, net		**(62,723)**	(5,850)	**(48,608)**	(3,738)
Land, buildings and equipment, net		**(79)**	(1,296)	**(431)**	(1,538)
		(138,296)	(69,462)	**(123,804)**	(146,665)
Increase (Decrease) in Cash and Cash Equivalents		**(35,609)**	(1,691)	**350**	(8,305)
Cash and Cash Equivalents at Beginning of Period		**79,411**	41,406	**43,452**	48,020
Cash and Cash Equivalents at End of Period *		$ **43,802**	$ 39,715	$ **43,802**	$ 39,715
*** Represented by:**					
Cash resources per Consolidated Balance Sheet		$ **200,326**	$ 225,986	$ **200,326**	$ 225,986
Less interest bearing deposits with regulated financial institutions		**156,524**	186,271	**156,524**	186,271
Cash and Cash Equivalents at End of Period		$ **43,802**	$ 39,715	$ **43,802**	$ 39,715
Supplemental Disclosure of Cash Flow Information					
Amount of interest paid in the period		$ **40,262**	$ 44,992	$ **69,243**	$ 78,834
Amount of income taxes paid in the period		$ **3,530**	$ 416	$ **17,165**	$ 1,450

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
($ thousands, except per share amounts)

1. **Basis of Presentation**
These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the Consolidated Financial Statements for the year ended October 31, 2001, except as explained in Note 2 below. These interim unaudited consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the Consolidated Financial Statements included in the Bank's 2001 Annual Report.

2. **Change in Accounting Policy – Earnings Per Share**
Effective November 1, 2001, the Bank adopted the treasury stock method of calculating diluted earnings per share as required by the Canadian Institute of Chartered Accountants' revised accounting standard. This method assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the Bank's common shares at the average market price during the period. Prior to November 1, 2001, the imputed earnings method of calculating diluted earnings per share was used which assumed that exercise proceeds were invested to earn a return.

The new method was applied retroactively with restatement of prior periods. Under the previous method, diluted earnings per share were $0.01 higher in each of the comparative quarters and $0.05 higher for the year ended October 31, 2001.

3. **Income Taxes**
There are no unusual, non-cash tax items in the provision for income taxes in the first two quarters of 2002. In fiscal 2001, the provision included unusual, non-cash items representing the write-down of future income tax assets to reflect corporate income tax rate reductions enacted for accounting purposes.

Write-downs were recorded in the first ($1,000) and third ($250) quarters of 2001 representing federal and provincial income tax rate reductions respectively. The Bank's future income tax asset position arises primarily from the general allowance for credit losses which is not allowed as a current deduction for tax purposes.

4. **Subordinated Debentures**
In the second quarter of 2002 a conventional debenture in the amount of $5,000 was redeemed by the Bank at face value plus accrued interest.

5. **Outstanding Share Data**
As at April 30, 2002 the Bank had 12,637,822 common shares outstanding. In addition there were two outstanding debentures with a combined principal amount of $54,000 that are convertible into a total of 1,799,344 common shares and employee stock options that have been issued which are or will be exercisable into 1,133,115 common shares (1,189,399 authorized) for proceeds of $21,582. During the first quarter of 2002, 140,806 employee stock options were granted with an average exercise price of $26.73 per share.

6. **Comparative Figures**
Certain of the comparative figures have been reclassified to conform to the current period's presentation.

SHAREHOLDER INFORMATION

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Regional Office
Canadian Western Trust Company
Suite 2230, 666 Burrard Street
Vancouver, BC V6C 2Y8
Telephone: (604) 669-0081
Fax: (604) 685-9997
Website: www.cwt.ca

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol: CWB.DB.A

Transfer Agent and Registrar
Computershare Trust Company of Canada
Suite 970, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3N6
Telephone: (780) 448-7598
Fax: (780) 426-4032

Investor Relations
For further financial information call Jon W. Kieran at Hume, Kieran Inc. (416) 868-1079, or fax (416) 868-6198, or visit our website at www.cwbank.com/investor_info.

Online Investor Presentation
Supplemental financial information for investors and analysts is available on our website at www.cwbank.com/investor_info

Webcast
A live audio webcast and conference call will take place on Friday, June 7, 2002 with Bank executives, analysts and investors.
The webcast is archived on our website at www.cwbank.com/investor_info until August 31, 2002. A replay of the conference call is available until June 21, 2002 by dialing toll-free 1-877-289-8525 and entering passcode 184284#.